Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 11, 2014

Relating to Preliminary Prospectus Supplement dated March 10, 2014

Registration Statement No. 333-194472

PRICING TERM SHEET

VIPSHOP HOLDINGS LIMITED

Concurrent Offerings of

1,140,000 American Depositary Shares

and

1.50% Convertible Senior Notes due 2019

The information in this pricing term sheet relates only to (1) the offering by certain shareholders, including directors and executive officers, of Vipshop Holdings Limited of 1,140,000 American Depositary Shares, each representing two ordinary shares, par value $0.0001 per ordinary share, of Vipshop Holdings Limited (the “ADS Offering”) and (2) the offering by Vipshop Holdings Limited of its 1.50% Convertible Senior Notes due 2019 (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated March 10, 2014 relating to the ADS Offering (together with the accompanying prospectus dated March 10, 2014, the “ADS preliminary prospectus supplement”) and including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated March 10, 2014 relating to the Notes Offering (together with the accompanying prospectus dated March 10, 2014, the “Notes preliminary prospectus supplement” and, together with the ADS preliminary prospectus supplement, the “preliminary prospectus supplements”) and including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The information in this pricing term sheet supersedes and updates the information in the preliminary prospectus supplements to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the applicable preliminary prospectus supplement.

All references to “$” herein are to United States dollars.

Issuer:	Vipshop Holdings Limited (the “Issuer”)

Ticker/Exchange:	VIPS/New York Stock Exchange (“NYSE”)

Pricing Date:	March 11, 2014

Settlement Date:	March 17, 2014

Underwriters:
Joint Book-Running Managers:	Goldman Sachs (Asia) L.L.C.
Deutsche Bank Securities

Co-Managers:	BofA Merrill Lynch
China Renaissance

ADS Offering

ADSs:	American Depositary Shares (“ADSs”), each representing two ordinary shares, par value $0.0001 per ordinary share, of the Issuer

Securities Offered:	1,140,000 ADSs

Over-Allotment Option:	The underwriters have the option, exercisable within 30 days from the date of the final prospectus supplement relating to the ADS Offering, to purchase up to an additional 171,000 ADSs

Last Reported Sale Price on the NYSE on the Pricing Date:	$143.74 per ADS

Price to Public:	$143.74 per ADS

Underwriting Discount:	$4.67155 per ADS

Use of Proceeds:	The Issuer will not receive any proceeds from the sale of ADSs in the ADS Offering.

Notes Offering

Securities Offered:	1.50% Convertible Senior Notes due 2019 (the “Notes”)

Aggregate Principal Amount Offered:	$550,000,000 aggregate principal amount of Notes

Over-Allotment Option:

The underwriters have the option, exercisable within 30 days from the date of the final prospectus supplement relating to the Notes Offering, to purchase up to an additional $82,500,000 principal amount of Notes

Maturity:	March 15, 2019, unless earlier converted, redeemed or repurchased

Price to Public:	100% of principal amount of the Notes, plus accrued interest, if any, from the Settlement Date

Interest Rate:	1.50% per annum, accruing from the Settlement Date

Interest Payment Dates:	March 15 and September 15 of each year, beginning on September 15, 2014

Conversion Premium:	Approximately 40% over the Price to Public in the ADS Offering

Initial Conversion Price:	Approximately $201.24 per ADS

Initial Conversion Rate:	4.9693 ADSs per $1,000 principal amount of the Notes

Repurchase of Notes by the Issuer at the Option of the Holder:

On March 15, 2017 (the “2017 repurchase date”), holders have the right to require the Issuer to repurchase for cash all or part of their Notes at a price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but not including, the 2017 repurchase date, as described in “Description of the Notes — Repurchase of Notes by Us at Option of Holder” in the Notes preliminary prospectus supplement.

Underwriting Discount:	$22.50 per Note

Use of Proceeds:

The net proceeds from the sale of the Notes in the offering will be approximately $536.2 million (or approximately $616.9 million if the underwriters exercise their option to purchase additional Notes in full), after deducting the underwriters’ discounts and estimated offering expenses payable by the Issuer.

The Issuer plans to use the net proceeds from the sale of the Notes to retire existing debt incurred in connection with the acquisition of a 75% equity interest in Lefeng.com Limited and a 23% equity interest in Ovation Entertainment Limited and for other general corporate purposes, including expenditures related to the planned expansion of the Issuer’s logistics network and warehousing capacity, as described under “Use of Proceeds” in the Notes preliminary prospectus supplement.

CUSIP/ISIN:	92763WAA1/ US92763WAA18

Adjustments to Conversion Rate Upon Conversion in connection with a Make-Whole Fundamental Change or the Issuer’s Election to Redeem for Change in Tax Laws

If and only to the extent a holder elects to convert its Notes in connection with a make-whole fundamental change (as defined under “Description of the Notes— Adjustments to Conversion Rate Upon Conversion in connection with a Make-Whole Fundamental Change” in the Notes preliminary prospectus supplement) or in connection with the Issuer’s election to redeem the Notes for change in tax laws, the Issuer will, under certain circumstances, increase the conversion rate by a number of additional ADSs. The following table sets forth the number of additional ADSs by which the conversion rate per $1,000 principal amount of Notes shall be increased in connection with a make-whole fundamental change for each ADS price and make-whole reference date set forth below. The number of additional ADSs by which the conversion rate will be increased in connection with the Issuer’s election to redeem the notes in respect of a change in tax law will also be determined by reference to the table below but as if the applicable redemption reference date was the “make-whole reference date” and the applicable redemption reference price was the “ADS” price, as described in the Notes preliminary prospectus supplement.

The ADS prices set forth in the first row of the table below and the number of additional ADSs are subject to adjustment as described in the Notes preliminary prospectus supplement.

ADS Price

Make-Whole Reference Date	$143.74	$150.00	$170.00	$190.00	$201.24	$225.00	$250.00	$275.00	$300.00	$325.00	$350.00	$375.00
March 17, 2014	1.9877	1.8922	1.3850	1.0128	0.8470	0.5724	0.3663	0.2206	0.1194	0.0522	0.0127	0.0000
March 15, 2015	1.9877	1.9121	1.3830	0.9978	0.8275	0.5480	0.3412	0.1978	0.1005	0.0382	0.0049	0.0000
March 15, 2016	1.9877	1.9089	1.3482	0.9466	0.7716	0.4899	0.2878	0.1532	0.0670	0.0177	0.0000	0.0000
March 15, 2017	1.9877	1.5971	1.1115	0.7685	0.6207	0.3857	0.2202	0.1119	0.0441	0.0073	0.0000	0.0000
March 15, 2018	1.9877	1.6240	1.0805	0.7066	0.5504	0.3116	0.1548	0.0617	0.0120	0.0000	0.0000	0.0000
March 15, 2019	1.9877	1.6973	0.9130	0.2938	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact ADS prices and make-whole reference dates may not be set forth in the table above, in which case:

•                  If the ADS price is between two ADS price amounts in the table or the make-whole reference date is between two dates in the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the higher and lower ADS price amounts and the two make-whole reference dates, as applicable, based on a 365-day year.

•                  If the ADS price is greater than $375.00 per ADS, subject to adjustment from time to time in the same manner as the ADS prices set forth in the column headings of the table above, no additional ADSs will be added to the conversion rate.

•                  If the ADS price is less than $143.74 per ADS, subject to adjustment from time to time in the same manner as the ADS prices set forth in the column headings of the table above, no additional ADSs will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 6.9570 ADSs per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of the Notes— Conversion Rights—Conversion Rate Adjustments.”

Changes to Information in the Preliminary Prospectus Supplements

The following changes are made to the information set forth in the applicable preliminary prospectus supplement, and will be reflected in the applicable final prospectus supplement for the applicable Offering.

Increase in principal amount

The Issuer has increased the size of the offering of the Notes from $400,000,000 aggregate principal amount to $550,000,000 aggregate principal amount. All references in the Notes preliminary prospectus supplement relating to the aggregate principal amount of the Notes offered are hereby updated by the corresponding amount.

Capitalization

The information set forth under the heading “Capitalization” in the applicable preliminary prospectus supplement is updated, and will be reflected in the applicable final prospectus supplement for the applicable Offering, as follows:

The following table sets forth our capitalization as of December 31, 2013:

•                  on an actual basis; and

•                  on an adjusted basis giving effect to both (i) our issuance and sale of US$550 million aggregate principal amount of Notes and the receipt of the estimated net proceeds of approximately US$536.2 million by us from the offering  of the Notes, assuming the underwriters of the Notes do not exercise their over-allotment option to purchase additional Notes, and after deducting estimated underwriting discounts and commissions and estimated issuance expenses and (ii) the concurrent sale by certain executive officers and directors of 882,068 ordinary shares in the form of 441,034 ADSs, to be acquired upon exercise of their options granted under our stock incentive plans immediately prior to the completion of this offering and the receipt of US$119,534 by us from the exercise of such options, after deducting estimated offering expenses, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs.

The as adjusted information is illustrative only.  You should read this table together with our consolidated financial statements and the related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the accompanying prospectus.

	As of December 31, 2013
	Actual	As Adjusted
	(US$)
Loan due to a shareholder(1)	1,200,559	1,200,559
1.50% Convertible Senior Notes due 2019 offered in the notes offering (2)	—	536,239,000
Total debt	1,200,559	537,439,559

Equity:
Ordinary shares (US$0.0001 par value, 471,620,833 shares authorized; 111,665,972 shares issued and outstanding as of December 31, 2013, 112,631,192 shares issued and outstanding on an as adjusted basis)	11,167	11,263
Additional paid-in capital	363,221,310	363,340,748
Accumulated losses	(123,725,472)	(123,725,472)
Accumulated other comprehensive income	3,748,393	3,748,393
Total shareholders’ equity	243,255,398	243,374,132
Total capitalization(3)	244,455,957	780,814,491

(1)         Loans due to a shareholder were unsecured, interest free and repayable upon demand.

(2)         Represents the net proceeds after deducting the underwriters’ discount and estimated offering expenses payable by us.  The presentation of the Notes above assumed the allocation of all proceeds to liabilities and that did not reflect any potential impacts of the conversion option or beneficial conversion features which would need to be further analyzed based on Accounting Standards Codification 470-20 Debt with Conversions and Other Options. We plan to use the proceeds of the Notes to retire existing debt under our term loan facility agreement with Wing Lung Bank Limited and our credit facility agreement with China Merchants Bank Co., Ltd., New York Branch. See “Recent Developments” for a discussion on our term loan facility agreement and our credit facility agreement.

(3)         Total capitalization is the sum of loan due to a shareholder, the Notes  and total shareholders’ equity.

The Issuer has filed a registration statement (including a prospectus) and preliminary prospectus supplements with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the ADS Offering and the Notes Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplements if you request it from Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, Attention: Prospectus Department (telephone: 212-902-1171; facsimile: 212-902-9316; e-mail: prospectus-ny@ny.email.gs.com); or Deutsche Bank Securities Inc. at 60 Wall Street, New York, NY 10005-2836, Attention: Prospectus Group (telephone: 800-503-4611; email: prospectus.CPDG@db.com).

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